SECURITIES AND EXCHANGE COMMISSION
                                 UNITED STATES
                             Washington, D.C. 20549
                             ----------------------


                                   FORM 11-K
                                   ---------


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2003.

                                       OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934

        For the transition period from        to


                         Commission file number 0-18051
                         ------------------------------


    A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

                         DENNY'S SALARIED 401(k) PLAN
                         DENNY'S HOURLY/HCE 401(k) PLAN

    B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

                               DENNY'S CORPORATION
                               203 E. MAIN STREET
                     SPARTANBURG, SOUTH CAROLINA 29319-0001

                          DENNY'S SALARIED 401(k) PLAN

                              Financial Statements

                           December 31, 2003 and 2002

             (With Report of Independent Registered Accounting Firm)

             Report of Independent Registered Public Accounting Firm



The Retirement Committee
Denny's Salaried 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Denny's Salaried 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with United States generally accepted accounting principles.








KPMG LLP
Greenville, South Carolina
June 11, 2004

                         DENNY'S SALARIED 401(k) PLAN
               Statements of Net Assets Available for Benefits
                          December 31, 2003 and 2002

Assets:                                                                             2003              2002
                                                                               --------------    --------------

   Investments - plan interest in Denny's
        401(k) Plans Master Trust (notes 1, 2, 3, and 4)                      $   41,192,710        40,577,963
                                                                               --------------    --------------

   Receivables:
        Employer's contribution                                                            -            24,965
        Participants' contributions                                                        -            74,020
                                                                               --------------    --------------
                 Total receivables                                                         -            98,985
                                                                               --------------    --------------
                 Total assets                                                     41,192,710        40,676,948
                                                                               --------------    --------------
Liabilities:

   Accrued expenses                                                                   18,730            32,441
   Excess contributions refundable (note 1)                                                -            13,907
   Payable to FRD successor plan (note 1)                                                  -         2,183,627
                                                                               --------------    --------------
                 Total liabilities                                                    18,730         2,229,975
                                                                               --------------    --------------
                 Net assets available for benefits                            $   41,173,980        38,446,973
                                                                               ==============    ==============

See accompanying notes to financial statements.

                          DENNY'S SALARIED 401(k) PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2003 and 2002

                                                                                    2003               2002
                                                                               --------------    --------------
Additions:

    Investment gain (loss) - plan interest in
       Denny's 401(k) Plans Master Trust
       investment gain (loss) (notes 1, 2, and 3)                             $    4,641,659    $   (2,225,993)

    Contributions:
       Employer's                                                                    712,857           664,559
       Participants'                                                               1,797,567         2,166,054
                                                                               --------------    --------------
                Total contributions                                                2,510,424         2,830,613
                                                                               --------------    --------------
                Total additions, net                                               7,152,083           604,620
                                                                               --------------    --------------
Deductions:

    Benefits paid to participants                                                  4,259,260         6,253,935
    Administrative expenses                                                           75,134            85,606
                                                                               -------------     --------------
                Total deductions                                                   4,334,394         6,339,541
                                                                               -------------     --------------

Transfers from(to) Denny's Hourly/HCE
    401(k) Plan (note 1)                                                             (90,682)          438,616
Transfer to FRD successor plan (note 1)                                                    -        (2,183,627)
                                                                               --------------    --------------
                Net increase (decrease) in net assets available for benefits       2,727,007        (7,479,932)

Net assets available for benefits:

    Beginning of year                                                             38,446,973        45,926,905
                                                                               --------------    --------------
    End of year                                                               $   41,173,980    $   38,446,973
                                                                               ==============    ==============


See accompanying notes to financial statements.

                          DENNY'S SALARIED 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2003 and 2002




(1)    Description of the Plan

       The following brief description of the Denny's Salaried 401(k) Plan (the
       Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       (a)    General

              The Plan, formerly the Advantica 401(k) Plan, is a qualified deferred compensation plan, subject to the Employee Retirement Income Security Act of 1974 (ERISA). Any non-highly compensated salaried employee of Denny's Corporation (Denny's or the Company, formerly know as Advantica Restaurant Group, Inc. (Advantica)), who has attained age 21 and has completed 6 months of service with the Company is eligible to participate in the Plan. The Plan's committee and plan administrator control and manage the operation and administration of the Plan. American Express Trust Company (American Express) serves as the Plan's trustee.

              On July 10, 2002, the Company completed the divestiture of FRD Acquisition Co. (FRD), a wholly owned subsidiary of Advantica. In conjunction with the sale, FRD employees were no longer eligible to participate in the Plan. The participant balances of the FRD employees were transferred to the successor trustee effective December 31, 2002. The assets of the FRD participants were transferred on January 2, 2003 and have consequently been presented as a liability of the Plan as of December 31, 2002.

              Effective July 11, 2002, the Plan was amended, and the Advantica Salaried 401(k) Plan was renamed the Denny's Salaried 401(k) Plan.

              On an annual basis, assets of employees who have changed status, as defined in the plan document, are transferred between the Denny's Salaried 401(k) Plan and the Denny's Hourly/HCE 401(k) Plan. During 2003, transfers from the Denny's Salaried 401(k) Plan to the Denny's Hourly/HCE 401(k) Plan due to change in status totaled $90,682.

        (b)   Interest in Master Trust

              The Plan's investments are held in the Denny's 401(k) Plans Master Trust (the Master Trust) which was established for the investment of assets of the Plan and the Denny's Hourly/HCE 401(k) Plan.

              Effective July 11, 2002, the Master Trust Agreement was amended, and the Advantica 401(k) Plans Master Trust was renamed the Denny's 401(k) Plans Master Trust.

       (c)    Contributions

              Each year, participants may make pre-tax contributions of up to 15% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

              In 2003 and 2002, the Company matched 100% of employee pre-tax contributions, up to 3% of compensation for all participating employees of the Company.

              Contributions are subject to certain Internal Revenue Code (IRC) limitations. Excess contributions to be returned to participants are shown as a liability in the accompanying statement of net assets available for benefits.

       (d)    Participant Accounts

              Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and earnings, and is charged with allocations of plan losses and administrative expenses and benefit payments, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e)    Vesting

              All participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. For each employee whose initial date of employment is after December 31, 1998, the Company's contribution portion of his/her account plus actual earnings thereon will be 100% vested after five years of continuous service unless the following terms provide for more accelerated vesting. For certain employees of Advantica and Flagstar who were initially employed before January 1, 1999, participants are immediately vested in their contributions and employer contributions plus actual earnings thereon.

       (f)    Investment Options

              Participants can direct participant and employer contributions in 1% increments in a combination of any of 14 investment options currently offered by the Plan. Participants may change their investment options at any time via telephone.

       (g)    Participant Loans

              Participants may borrow from their fund accounts up to the lesser of 50% of the vested portion of their account balance, or the amount of $50,000 less the highest outstanding loan balance during the prior 12-month period. The minimum loan amount is $1,000, and each participant may have only one loan outstanding at any time. The plan document indicates that a reasonable borrowing rate will be assessed, typically evidenced by the prime rate charged by the Plan's trustee. The loans are secured by the balance in the participant's account. The participant also bears any loan administration costs incurred. Loans are repaid through payroll deductions in equal installments with the loan terms ranging from 6 to 54 months. Loan repayments cannot exceed 30% of the participant's salary. If an employee who has a loan outstanding terminates employment, no benefit will be paid from the Plan to the participant until the outstanding loan balance and accrued interest is paid in full. Loans outstanding at December 31, 2003 have a range of interest rates from 4.00% to 9.50%.

       (h)    Payment of Benefits

              On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 10-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

       (i)    Administrative Expenses

              Administrative expenses of the Plan are paid by the Plan.

       (j)    Withdrawals

              Withdrawals during employment are permitted only under hardship circumstances that are determined by the Internal Revenue Service "Safe Harbor" rules. Participants who are age 59-1/2 or older may withdraw from their account at any time, for any reason allowed by law.

       (k)    Forfeited Accounts

              Forfeitures are used to reduce future employer contributions to the Plan.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       (c)    Investment Valuation and Income Recognition

              The Plan's interest in Denny's 401(k) Plans Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

              Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

       (d)    Payment of Benefits

              Benefit payments to participants are recorded upon distribution.

       (e)    Investment Risk

              The Trust provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near future and that changes could materially affect the amounts reported in the statement of net assets available for benefits.

(3)    Master Trust

       All of the Plan's investment assets are held in a trust account at American Express and consist of an undivided interest in an investment account of the Denny's 401(k) Plans Master Trust, a master trust established by the Company and administered by American Express, the Plan's trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Denny's Hourly/HCE 401(k) plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interest of the participating plans.


        Investments of the Master Trust at December 31, 2003 and 2002 are summarized as follows:

                                                                                   2003                  2002
                                                                            -------------------   -------------------
Collective trust funds, at estimated fair value:
     American Express Emerging Growth Fund II                                        5,499,312             5,121,039
     American Express Trust Equity Index Fund II                                     9,143,941             8,121,437
     American Express Trust Income Fund I                                                    -            49,868,288
     American Express Trust Income Fund II                                          49,157,300                     -
     American Express Trust International Equity Index Fund II                         126,454                58,278
     American Express Trust Money Market Fund I                                         15,149               404,547
     American Express Trust Small Cap Equity Index Fund II                             319,221               139,609
                                                                            -------------------   -------------------
                 Total                                                              64,261,377            63,713,198
                                                                            -------------------   -------------------
Mutual funds, at quoted market price:
     AXP New Dimensions Fund Y                                                       1,323,429             1,262,495
     Lazard Small Capital Fund                                                               -             5,167,597
     Neuberger & Berman Focus Trust Fund                                                     -             1,258,258
     Pimco NFJ Small Capital Value Fund                                              5,692,149                     -
     Spartan Total Money Market Index Fund                                             277,265               172,610
     Templeton Foreign Fund                                                          5,936,347             5,548,046
     Washington Mutual Investors Fund                                                1,328,026                     -
                                                                            -------------------   -------------------
                 Total                                                              14,557,216            13,409,006
                                                                            -------------------   -------------------

Denny's Corporation common stock at quoted market price                                226,163               286,963
FDIC Class 1A 6.75% bonds                                                                    -                 2,784
Morgan Stanley 7.125% bonds                                                                  -               210,296
Loans to participants, at estimated fair value                                         788,717               819,176
                                                                            -------------------   -------------------
                 Total investments                                       $          79,833,473            78,441,423
                                                                            ===================   ===================
Plan's investment in the Master Trust                                    $          41,192,710            40,577,963
                                                                            ===================   ===================
Plan's investment in the Master Trust as a percentage of total                           51.60%                51.73%
                                                                            ===================   ===================


       The net investment gain (loss) for the Master Trust for the years ended December 31, 2003 and 2002 is summarized below:



                                                             2003                  2002
                                                      -------------------   -------------------
Net appreciation (depreciation) in
     fair value of investments:
        Collective trust funds                     $           4,877,586   $        (2,080,924)
        Mutual funds                                           3,716,314            (2,572,253)
        Common stock                                            (114,359)              (47,527)
                                                      -------------------   -------------------
                                                               8,479,541            (4,700,704)
Interest and dividend income                                      41,602             1,189,460
                                                      -------------------   -------------------
                 Total investment gain (loss)      $           8,521,143   $        (3,511,244)
                                                      ===================   ===================



       Effective July 1, 2003, the assets held within the Denny's Stable Value fund were reinvested in the American Express Trust Income Fund II. Consequently, the Denny's Stable Value fund was closed and all assets were transferred to the American Express Trust Income Fund II.

       The Plan's share of the Master Trust investment gain (loss) for the years ended December 31, 2003 and 2002 was 54.5% and 63.4% respectively.

(4)    Party-in-Interest Transactions

       Certain Master Trust investments are units of collective trust funds and shares of mutual funds managed by American Express. American Express serves as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to American Express for the years ended December 31, 2003 and 2002 amounted to approximately $45,000 and $75,000, respectively.

       The Master Trust also invests in common stock of the Plan's sponsor. These transactions also qualify as party-in-interest transactions.

(5)    Plan Termination

       Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated participants would become 100% vested in their accounts.

(6)    Tax Status

       The Internal Revenue Service has issued a favorable determination letter dated January 17, 2003, indicating that the Plan qualifies under the applicable section of the IRC and is, therefore, not subject to tax under present income tax laws. A Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan's management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                         DENNY'S HOURLY/HCE 401(k) PLAN

                              Financial Statements

                           December 31, 2003 and 2002

         (With Report of Independent Registered Public Accounting Firm)

             Report of Independent Registered Public Accounting Firm



The Retirement Committee
Denny's Hourly/HCE 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Denny's Hourly/HCE 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with United States generally accepted accounting principles.








KPMG LLP
Greenville, South Carolina
June 11, 2004

                     DENNY'S HOURLY/HCE 401(k) PLAN
            Statements of Net Assets Available for Benefits
                       December 31, 2003 and 2002

                                                                                   2003               2002
                                                                               --------------     --------------
Assets:
     Investments - plan interest in Denny's 401(k) Plans
        Master Trust (notes 1, 2, 3, and 4)                                   $   38,640,763         37,863,460
                                                                               --------------     --------------
     Receivables:
        Employer's contribution                                                            -             20,471
        Participants' contributions                                                        -             54,559
                                                                               --------------     --------------
                 Total receivables                                                         -             75,030
                                                                               --------------     --------------
                 Total assets                                                     38,640,763         37,938,490
                                                                               --------------     --------------
Liabilities:
     Accrued expenses                                                                 18,730             31,774
     Excess contributions refundable (note 1)                                        116,837            164,731
     Payable to FRD successor Plan (note 1)                                                -            634,357
                                                                               --------------     --------------
                 Total liabilities                                                   135,567            830,862
                                                                               --------------     --------------
                 Net assets available for benefits                            $   38,505,196         37,107,628
                                                                               ==============     ==============

See accompanying notes to financial statements.

                      DENNY'S HOURLY/HCE 401(k) PLAN
         Statements of Changes in Net Assets Available for Benefits
                  Years ended December 31, 2003 and 2002



                                                                                   2003               2002
                                                                               --------------     --------------
Additions:

    Investment gain (loss) - plan interest in
       Denny's 401(k) Plans Master Trust
       investment gain (loss) (notes 1, 2, and 3)                             $    3,879,484     $    (1,285,251)

    Contributions:
       Employer's                                                                    521,334             460,537
       Participants'                                                               1,587,138           2,064,713
                                                                               --------------     ---------------
               Total contributions                                                 2,108,472           2,525,250
                                                                               --------------     ---------------
               Total additions, net                                                5,987,956           1,239,999
                                                                               --------------     ---------------

Deductions:

    Benefits paid to participants                                                  4,604,705           4,882,232
    Administrative expenses                                                           76,365              81,897
                                                                               --------------     ---------------
               Total deductions                                                    4,681,070           4,964,129
                                                                               --------------     ---------------
Transfers from(to) Denny's Salaried
    401(k) Plan (note 1)                                                              90,682            (438,616)
Transfer to FRD successor plan (note 1)                                                    -            (634,357)
                                                                               --------------     ---------------
               Net increase (decrease) in net assets available for benefits        1,397,568          (4,797,103)

Net assets available for benefits:

    Beginning of year                                                             37,107,628          41,904,731
                                                                               --------------     ---------------

    End of year                                                               $   38,505,196     $    37,107,628
                                                                               ==============     ===============


See accompanying notes to financial statements.

                         DENNY'S HOURLY/HCE 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002



(1)    Description of the Plan

       The following description of the Denny's Hourly/HCE 401(k) Plan (the
       Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       (a)    General

              The Plan is a qualified deferred compensation plan, subject to the Employee Retirement Income Security Act of 1974 (ERISA). Any hourly employee or highly compensated employee of Denny's Corporation (Denny's or the Company, formerly known as Advantica Restaurant Group, Inc. (Advantica)), who has attained age 21 and has completed 6 months of service with the Company is eligible to participate in the Plan. The Plan's committee and plan administrator control and manage the operation and administration of the Plan. American Express Trust Company (American Express) serves as the Plan's trustee.

              On July 10, 2002, the Company completed the divestiture of FRD Acquisition Co. (FRD), a wholly owned subsidiary of Advantica. In conjunction with the sale, FRD employees were no longer eligible to participate in the Plan. The participant balances of the FRD employees were transferred to the successor trustee effective December 31, 2002. The assets of the FRD participants were transferred on January 2, 2003 and have consequently been presented as a liability of the Plan as of December 31, 2002.

              Effective July 11, 2002, the Plan was amended, and the Advantica Hourly/HCE 401(k) Plan was renamed the Denny's Hourly/HCE 401(k) Plan.

              On an annual basis, assets of employees who have changed status, as defined in the Plan document, are transferred between the Denny's Hourly/HCE 401(k) Plan and the Denny's Salaried 401(k) Plan. During 2003, transfers from the Denny's Salaried 401(k) Plan to the Denny's Hourly/HCE 401(k) Plan due to change in status totaled $90,682.

       (b)    Interest in Master Trust

              The Plan's investments are in the Denny's 401(k) Plans Master Trust (Master Trust) which was established for the investment of assets of the Plan and the Denny's Salaried 401(k) Plan.

              Effective July 11, 2002, the Master Trust Agreement was amended, and the Advantica 401(k) Plan Master Trust was renamed the Denny's 401(k) Plan Master Trust.

       (c)    Contributions

              Participants may make pre-tax contributions of up to 15% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

              In 2003 and 2002, the Company matched 100% of employee pre-tax contributions, up to 3% of compensation for all participating employees of the Company. Highly compensated employees are not eligible for the employer match.

              Contributions are subject to certain Internal Revenue Code (IRC) limitations. Excess contributions to be returned to participants are shown as a liability in the accompanying statement of net assets available for benefits.

       (d)    Participant Accounts

              Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions (for hourly employees) and earnings, and is charged with allocations of plan losses, administrative expenses, and benefit payments, if applicable. Allocations are based on earnings and participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e)    Vesting

              All participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. For each hourly employee whose initial date of employment is after December 31, 1998, the Company's contribution portion of their account plus actual earnings thereon will be 100% vested after five years of continuous service unless the following terms provide for more accelerated vesting. For certain employees of Advantica and Flagstar who were initially employed before January 1, 1999, participants are immediately vested in their contributions and employer contributions, plus actual earnings thereon.

       (f)    Investment Options

              Participants can direct participant and employer contributions in 1% increments in a combination of any of 14 investment options currently offered by the Plan. Participants may change their investment options at any time via telephone.

       (g)    Payment of Benefits

              On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 10-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

       (h)    Administrative Expenses

              Administrative expenses of the Plan are paid by the Plan.

       (i)    Withdrawals

              Withdrawals during employment are permitted only under hardship circumstances that are determined by the Internal Revenue Service "Safe Harbor" rules. Participants who are age 59-1/2 or older may withdraw from their account at any time, for any reason allowed by law.

       (j)    Forfeited Accounts

              Forfeitures are used to reduce future employer contributions to the Plan.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       (c)    Investment Risk

              The Trust provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near future and that changes could materially affect the amounts reported in the statement of net assets available for benefits.

       (d)    Investment Valuation and Income Recognition

              The Plan's interest in Denny's 401(k) Plans Master Trust is presented at fair value which has been determined based on the fair value of the underlying investments of the Master Trust.

              Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

       (e)    Payment of Benefits

              Benefit payments to participants are recorded upon distribution.

(3)    Master Trust

       All of the Plans' investment assets are held in a trust account at American Express and consist of an undivided interest in an investment account of the Denny's 401(k) Plans Master Trust, a master trust established by the Company and administered by American Express, the Plan's trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Denny's Salaried 401(k) Plan for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

       The investments of the Master Trust at December 31, 2003 and 2002, are summarized as follows:



                                                                                   2003                  2002
                                                                            -------------------   -------------------
Collective trust funds, at estimated fair value:
     American Express Emerging Growth Fund II                                        5,499,312             5,121,039
     American Express Trust Equity Index Fund II                                     9,143,941             8,121,437
     American Express Trust Income Fund I                                                    -            49,868,288
     American Express Trust Income Fund II                                          49,157,300                     -
     American Express Trust International Equity Index Fund II                         126,454                58,278
     American Express Trust Money Market Fund I                                         15,149               404,547
     American Express Trust Small Cap Equity Index Fund II                             319,221               139,609
                                                                            -------------------   -------------------
                 Total                                                              64,261,377            63,713,198
                                                                            -------------------   -------------------
Mutual funds, at quoted market price:
     AXP New Dimensions Fund Y                                                       1,323,429             1,262,495
     Lazard Small Capital Fund                                                               -             5,167,597
     Neuberger & Berman Focus Trust Fund                                                     -             1,258,258
     Pimco NFJ Small Capital Value Fund                                              5,692,149                     -
     Spartan Total Money Market Index Fund                                             277,265               172,610
     Templeton Foreign Fund                                                          5,936,347             5,548,046
     Washington Mutual Investors Fund                                                1,328,026                     -
                                                                            -------------------   -------------------
                 Total                                                              14,557,216            13,409,006
                                                                            -------------------   -------------------

Denny's Corporation common stock at quoted market price                                226,163               286,963
FDIC Class 1A 6.75% bonds                                                                    -                 2,784
Morgan Stanley 7.125% bonds                                                                  -               210,296
Loans to participants, at estimated fair value                                         788,717               819,176
                                                                            -------------------   -------------------
                 Total investments                                       $          79,833,473            78,441,423
                                                                            ===================   ===================
Plan's investment in the Master Trust                                    $          38,640,763            37,863,460
                                                                            ===================   ===================
Plan's investment in the Master Trust as a percentage of total                          48.40%                48.27%
                                                                            ===================   ===================


        The net investment gain (loss) for the Master Trust for the years ended December 31, 2003 and 2002 is summarized below:




                                                             2003                  2002
                                                      -------------------   -------------------
Net appreciation (depreciation) in
     fair value of investments:
        Collective trust funds                     $           4,877,586   $        (2,080,924)
        Mutual funds                                           3,716,314            (2,572,253)
        Common stock                                            (114,359)              (47,527)
                                                      -------------------   -------------------
                                                               8,479,541            (4,700,704)
Interest and dividend income                                      41,602             1,189,460
                                                      -------------------   -------------------
                 Total investment gain (loss)      $           8,521,143   $        (3,511,244)
                                                      ===================   ===================





       Effective July 1, 2003, the assets held within the Denny's Stable Value fund were reinvested in the American Express Trust Income Fund II. Consequently, the Denny's Stable Value fund was closed and all assets were transferred to the American Express Trust Income Fund II.

       The Plan's share of the Master Trust investment gain (loss) for the years ended December 31, 2003 and 2002 was 45.5% and 36.6%, respectively.

(4)    Party-In-Interest Transactions

       Certain Master Trust investments are units of collective trust funds and shares of mutual funds managed by American Express. American Express serves as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to American Express for the years ended December 31, 2003 and 2002 amounted to approximately $45,000 and $75,000, respectively.

       The Master Trust also invests in the common stock of the Plan's sponsor. These transactions also qualify as party-in-interest transactions.

(5)    Plan Termination

       Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

(6)    Tax Status

       The Internal Revenue Service has issued a favorable determination letter dated January 17, 2003, indicating that the Plan qualifies under the applicable sections of the IRC and is, therefore, not subject to tax under present income tax laws. A Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan's management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                             DENNY'S SALARIED 401(k) PLAN
                             DENNY'S HOURLY/HCE 401(k) PLAN



 Dated:  June 28, 2004       By:  /s/ Rhonda J. Parish
                                  ---------------------------------
                                  Rhonda J. Parish
                                  Executive Vice President,
                                  General Counsel and Secretary and
                                  as member of Retirement Plan Committee
                                  (administrator of Denny's Salaried 401(k) Plan
                                  and Denny's Hourly/HCE 401(k) Plan)





        Exhibit No.     Description
        -----------     -----------

            23          Consent of KPMG LLP, Independent Registered Public
                        Accounting Firm